

June 24, 2011

<u>Via E-mail</u>
Mr. Longlin Hu
President and Chief Executive Officer
Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

> **Re: Kirin International Holding, Inc.**
> **Amendment #2 to Form 8-K**
> **Filed June 10, 2011**
> **File No. 333-166343**

Dear Mr. Hu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note disclosure in your March 31, 2011 Form 10-Q that you received revenues during the three months ended March 31, 2010 from Xintiandi Project. We note, however, that you do not reference Xintiandi Project within this filing. Please explain and revise as necessary.

2. We note your response to comment 47 from our letter dated May 6, 2011. However, it does not appear that the "sole shareholder resolution" was filed in the Appendix. Please advise. Furthermore, you discussed local government in your response, but did not address the provincial and national governments. Please revise as follows:

- Disclose whether the sole shareholder resolution was registered with the provincial and national governments.
- Discuss whether the sole shareholder resolution is enforceable with the provincial and national governments.
- As previously requested, discuss how your business would be impacted by the loss of land use rights.
- Disclose in MD&A and, if appropriate, in Risk Factors whether the sole shareholder can issue a new resolution to take land use rights away from the Company.

The Offering, page 4

3. We note your reference to the "Make Good Obligations," whereby the Company shall issue to the Purchasers, the investors in the private offering, on a pro rata basis, additional shares of the Company's common stock (the "Make Good Shares") to account for any shortfall with respect to applicable target net income, including "2010 Target Net Income," and "2011 Target Net Income." Please update this disclosure to state that 2010 Target Net Income was met as indicated in your response to comment 10 from our letter dated April 1, 2011.

Registration Rights, page 4

4. We further note your statement that "[i]n connection with the Offering, [you] agreed to file a registration statement (the "Registration Statement") with the Commission to register the Shares and the shares of the common stock underlying the Investor Warrants within 60 days after the final closing of the Offering ("Required Filing Date")." Tell us whether the final closing has taken place. Explain whether the March 1, 2011 initial closing triggered the 60 day "Required Filing Date" period. Disclose as necessary any and all updates regarding this matter, including, but not limited to all cash liquidated damages you may have paid to any party, as provided for in this agreement.

"Make Good Escrow Agreement," page 4

5. Tell us if the Company was or is planning to obtain subscriptions from additional investors in the Offering, such that the aggregate subscription amount exceeds $5 million, requiring Prolific to pledge an additional 1,000,000 shares of the company's common stock to secure the Make Good Obligations.

Overview of Kirin China, page 6

Entrusted Management Agreement, page 6

6. We note your response to comment 8 from our letter dated May 6, 2011. Supplement the existing disclosure to state that the Entrusted Management

Agreement does not detail how Kirin Management and the Operating Companies determine Operating Company debt and the respective Operating Companies' ability to pay that debt. Disclose further, that due to the lack of binding guidance, there may be ambiguity in the future regarding Kirin Management's responsibility to pay the debt obligations of the Operating Companies.

<u>Exclusive Option Agreement, page 7</u>

7. We note your respective responses to comments 6, 9, 20 and 21 from our letter dated May 6, 2011. Revise your disclosure to indicate how each of the registered shareholders, both nominal and, in the case of Mr. Guo, beneficial, came to hold their respective shares in the operating companies. With regard to the nominal holders disclose why they were willing to hold their shares in a nominal fashion and enter into the referenced trust agreements with Mr. Guo, given your statements to the effect that they received no compensation to do so and would receive no compensation if and when Kirin Management exercises the Exclusive Option Agreements. Per your response, indicate that Mr. Guo, via his rights under the trust agreements, caused the other registered shareholders of the operating companies to enter into the relevant contractual arrangements with Kirin Management. Further, indicate that Mr. Guo stands to benefit from the contractual arrangements due to his option to purchase Prolific Lion, the principal shareholder of Kirin International.

8. Disclose the information provided in response to comment 11 from our letter dated May 6, 2011 to supplement the current disclosure on page 9. In addition, explain how and when Ms. Reien established Kirin China and whether she played a role in the establishment of the other entities in the corporate chain.

9. Disclose the respective directorships held by each of Mr. Guo, Mr. Hu, Ms. Mu and Ms. Reien in the BVI entities that control Kirin International indicated in your response to comment 12 from our letter dated May 6, 2011. In addition, disclose any other executive or director position held by Mr. Guo, Mr. Hu and Ms. Mu in any of the entities in your corporate structure. We note, for example, that Mr. Guo's biography on page 53 indicates he serves as the Chairman of Xingtai Zhongding and Hebei Zhongding.

10. We reissue comment 14 from our letter dated May 6, 2011. Provide us with a detailed analysis as to how your contractual arrangements, without registration of equity pledge agreements, are enforceable in a PRC court of law, under contract law or otherwise. Tell us whether you are aware of any companies with similar structures and with no equity pledge agreements successfully enforcing their rights in a PRC court of law. Supplementally, provide the legal opinion issued by Global Law Office and disclose the basis for the conclusion.

11. We note your response to comment 18 from our letter dated May 6, 2011 as well as the revised disclosure on page 35 that the company effectuated its

organizational structure "due to China's limitations on foreign investments and ownership in certain Chinese domestic businesses." Provide substantially similar disclosure on page 7, to supplement the discussion regarding the influence of the 2006 M&A Rule. Address comment 10 from our letter dated May 6, 2011 as part of your discussion.

12. We note your response to comment 22 from our letter dated May 6, 2011. Explain further why Article 11(1) of the Trust Law of the People's Republic of China (Order of the President No.50) and Article 52 of the Contract Law would not invalidate the trusts utilized in your corporate structure. We note your opinion that your "business is not defined as a prohibited industry for foreign investment." But, that statement neglects relevant disclosure on page 33 which states that the "development of vast tracts of land and the construction and operation of high-ranking hotels, villas, high-class office buildings are restricted items for foreign investment" and that you adopted your structure so as to avoid limitations on foreign investment and ownership. Specifically explain why the trust arrangements which, in concert with the other contractual agreements, circumvent relevant restrictions on foreign ownership and investment do not indirectly constitute a violation of the laws or administrative regulations or impair public interest. File all of your trust arrangements as exhibits. See Item 601(b)(10) of Regulation S-K.

13. Add disclosure substantially similar to the information in your response to comment 23 from our letter dated May 6, 2011 to supplement the information provided on the bottom of page 7.

Competition, page 17

Competitive Advantages, page 17

14. The revision made in response to comment 26 from our letter dated May 6, 2011 neglects the substance of our comment and appears to delete important investor information. Remove the bullet point disclosure titled "Strong Relationships with Local Government" or, if appropriate, narrow the scope of your claim to areas in which you have completed and/or commenced projects. We note that your disclosure suggests you have commenced and completed projects only within Xingtai City. Restore the deleted disclosure regarding your competitor's "established relationships" with local government or advise why restoration is inappropriate.

Government Regulation and Approvals, page 19

Permits and Certificates, page 19

15. Revise your disclosure to include the information regarding the temporary approval received in your response to comment 27 from our letter dated May 6,

2011. Disclose when you received this temporary approval, what constitutes "timely manner" for purposes of formally applying for a grade 2 Development Certificate and whether temporary, rather than permanent, approval presents any risks to the company.

16. The disclosure on page 8 suggests that you expected to commence presales for Kirin Bay and No. 79 Courtyard in the first quarter of 2011. However, within this section, you state that before commencing sales or presales of a project you are required to obtain all 5 referenced certificates and permits. We note that you have not done so for either of the aforementioned projects. Please explain and revise as necessary. We note your disclosure regarding "informal presale permission."

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 35

Factors affecting our operating results, page 37

17. With regard to the disclosure added in response to comment 37 from our letter dated May 6, 2011, revise to specifically cite the relevant policies and regulations pertaining to the issues noted. Disclose further how these policies and regulations affect your business. In addition, provide a cross reference to the Risk Factors and Government Regulation and Approvals sections making clear that laws and regulations discussed within these respective sections may also affect your financial position going forward.

Results of Operations, page 38

18. Outside of disclosure regarding government grants, we see little meaningful narrative revision in response to comment 38 from our letter dated May 6, 2011. Per prior comment 38, expand this section, including the fiscal 2009 to fiscal 2008 comparison, to disclose the underlying factors responsible for each material financial line item change and discuss your expectations going forward. Restore the deleted 2010 versus 2009 disclosure regarding selling expenses and general and administrative expenses.

Other Income (Expense), page 40

19. We note your response to our prior comment 56 from out letter dated May 6, 2011. In addition to the disclosure provided, please state that "There are also terms and conditions that apply to all grants. If these aren't followed, immediate repayment of the grant can be required." It should be noted that this disclosure was not included in your filing.

Liquidity and Capital Resources, page 43

20. Further revise the disclosure referenced in comment 39 from our letter dated May 6, 2011, to make clear that Mr. Guo remains a material source of funds, as indicated under Due to a stockholder. In addition, provide management's assessment as to whether the company will have sufficient cash and other financial resources to fund operations on a long-term basis. We note your belief that sources of funds will be adequate to meet financial obligations through December 2011.

21. Per comment 40 from our letter dated May 6, 2011 disclose how you expect the regulatory limitations discussed on page 44 to affect the liquidity and access to capital of you, your PRC subsidiary and the Operating Companies. For example, you should discuss whether the regulatory approvals referenced might slow or limit capital infusion. As another example, you should discuss how allocations to statutory reserves limit the funds available to the relevant PRC entities that are distributable up the corporate chain.

Material Financial Obligations, page 45

Long-term bank loans, page 45

22. Notwithstanding industry "practice," your response to comment 42 from our letter dated May 6, 2011 suggest that Part II Clause 3.5 to your loan agreement with Xingtai Yejin Branch, Industrial and Commercial Bank of China (Exhibit 10.16) permits the lender to recoup at least a portion of the outstanding loans prior to the respective maturity dates. If this is the case, disclose the lenders right to do so and what impact early collection might have on your financial position.

23. Review of your March 31, 2011 Form 10-Q indicates that you entered into a new long-term bank loan in January of 2011. Please revise your disclosure to account for that loan and file an English translation of the agreement as an exhibit. See Item 601(b)(10) of Regulation S-K. We also note that construction contract obligations increased considerably during the three months ended March 31, 2011 from $36.6 million to $164.3 million. Please note that MD&A requires a discussion of known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a registrant's liquidity increasing or decreasing in any material way. See Item 303(a)(1) of Regulation S-K. If appropriate, revise to account for your expectation that contractual commitments would appreciate materially.

Due to a Stockholder, page 46

24. Revise this section to refrain from referring to the operating companies as "operating subsidiaries." We note that you control these entities via contractual arrangements rather than direct equity ownership.

Relocation Program of Kong Village, page 47

25. We note your response to comment 61 from our letter dated May 6, 2011 and the added disclosure on page 47. Further revise as follows:

- Supplement your disclosure under Land Resources Procurement on page 12 to describe your participation in programs like the Kong Village Relocation Program, the material aspects of such programs and how you obtain land use rights there from.
- Include disclosure under Permits and Certificates on page 19 which makes clear that you anticipate obtaining Land Use Rights Certificates for the Kirin Bay County project pursuant to your participation in the Kong Village Relocation Program. Highlight the fact that despite your participation in this project you still must participate in a public auction to obtain these certificates. Consider providing a cross-reference to your disclosure on page 47.
- Add a risk factor under Risks Relating to the Company's Business which discusses all material risks stemming from your involvement in programs like the Kong Village Relocation Program. The added risk factor should address the fact that you expend capital and time up front on these types of projects based only on oral assurance that you will receive land use rights thereafter. The added risk factor should also outline whether relevant provincial and national authorities are aware of these types of programs and if such authorities might interfere. We note your disclosure on page 12 to the effect that under PRC law all land use rights are granted by way of public auction.

26. We note your response to our prior comment 61 from out letter dated May 6, 2011 and your new disclosure on page 47. With regard to your new disclosure, please confirm, if true, that all government grants recorded as other operating income on your consolidated statement are not related to the fund being "refunded back to the Company." Tell us how you account for funds that are "refunded back to the Company."

Critical Accounting Policies, Estimates and Assumptions, page 48

Government Grant, page 49

27. It appears that you deleted significant disclosure regarding your critical accounting policies, estimates and assumption used to recognize government grants. It is unclear to us why you believe that this disclosure is no longer significant. Please revise or advise.

Exhibit 99.1

Consolidated Balance Sheets, page 4

28. We note your response to our prior comment 45 from our letter dated May 6,
2011. Although we understand why you could have an increase in revenue in
excess of billings, it is still unclear to us why revenue in excess of billings had no
balance at September 30, 2010 per your Form 8-K filed on March 7, 2011. Please
explain. Also, tell us when you reclassify revenue in excess of billings to
accounts receivable.

Consolidated Statements of Changes in Stockholders' Equity, page, 6

29. We note your response to our prior comments 46 and 70 from out letter dated
May 6, 2011. However, it is unclear how your recorded the payment to Mr. Guo
Jianfeng for $6,845,805 in the year ended December 31, 2010. We did not see
this transaction in the journal entries provided to your response to our comment
70 from our letter dated May 6, 2011.

Consolidated Statements of Cash Flows, page 7

30. We note your response to our prior comments 48 and 69 from out letter dated
May 6, 2011. However, you have not disclosed all of your material noncash
investing and financing transactions. Please provide this disclosure in accordance
with ASC 230-10-50-3 through ASC 230-10-50-6.

Note 1 – Organization and Description of Business, page 8

31. We note your response to our prior comment 51 from out letter dated May 6,
2011. However, we also note your disclosure on page 35 which states that, "Kirin
China does not own any equity interests in the Operating Companies, but controls
and receives the economic benefits of their business operations through the
Contractual Arrangements. Because the Operating Companies are contractually
controlled by Kirin China, accordingly, Kirin China is able to consolidate the
Operating Companies' results, assets and liabilities into its financial statements.
The company effectuated this organizational structure due to China's limitations
on foreign investments and ownership in certain Chinese domestic businesses."
As such, it appears to us that you do have a VIE structure. Therefore, we are re-
issuing our prior comment 51 from our letter dated May 6, 2011. Please provide
all the disclosure requirements of ASC 810-10-45-25, and ASC 810-10-50-2
through 810-10-50-16, or tell us why they are not required.

Note 2 – Summary of Significant Accounting Policies, page 10

Revenue Recognition, page 11

32. We note your response to our prior comments 58 and 60 from out letter dated
    May 6, 2011 and your new disclosure in Note 18. In this regard:

    - In your revenue recognition footnote, disclose how the loan guarantees relate
      to the full accrual and percentage-of-completion revenue recognition policies.
    - Also, discuss the terms and timing of deposits you receive from customers as
      it relates to both the full accrual and percentage-of-completion revenue
      recognition policies. Disclose whether these deposits have any contingencies
      or bank guarantees associated with them. Disclose the refund policies for the
      deposits.
    - Tell us how you considered ASC 360-20-40-13(c) with regard to your loan
      guarantees and revenue recognition.
    - Tell us what will happen to the condominium and the money received from
      the sale of the condominium if the buyer is unable to obtain the "Junior House
      Ownership Certificate."
    - Tell us why House Ownership Certificates are issued and pledged to the banks
      as noted in your disclosure in Note 18 – Contingent Liabilities.
    - Finally, you state in your response to comment 60 that, "We, as the developer,
      provide assistance to homebuyers during their application; however, it is not
      under our control nor is it our responsibility to ensure homebuyers to obtain
      their Junior House Ownership Certificates." However, in Note 4 – Accounts
      Receivable, you state that, "The Company withholds title documents of
      properties and land use rights until all contract amounts are fully received
      from customers." These two statements appear to contradict each other with
      regard to your ability to issue title documents. Please advise.

Government Grant, page 12

33. We note your response to comments 53 and 55 from our letter dated May 6, 2011.
    Clarify for us the nature of the relationship between Business Investment and
    Business Development. Also, disclose why Business Development received the
    funds in June 2008 before they complied with the conditions attached to the grant.
    In this respect, disclose why Business Development received all the funds
    immediately while Xingtai Zhongding can only draw down on the funds in
    accordance with the progress of Kirin County's construction.

Note 3 – Acquisition of a Subsidiary, page 16

34. We note your response to comment 59 from our letter dated May 6, 2011. Since
    Mr. Guo Jianfeng and his siblings owned only 38% of the shares of Business
    Services, it is unclear to us why you believe that this acquisition should be

accounted for as a business combination under common control. Please revise or advise.

Note 7 – Other Receivables, page 18

35. We note your disclosure on page 19 that, "the Company capitalizes all expenditures attributable to Kong Village Relocation Program under land lots under development." Since the expenditures for the Kong Village Relocation Program are capitalized, it is not clear to us why you have $1,512,447 in other receivables for "working capital borrowings by Kong Village Relocation Program." Please explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

Larry Spirgel
  Assistant Director

cc: Via E-mail to
        Avraham Adler, Esq.
        Anslow & Jaclin, LLP